UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

LEIFRAS Co., Ltd.

Ebisu Garden Place Tower Floor 17
4-20-3, Ebisu, Shibuya-ku
Tokyo, Japan
+81-30-6451-1341

(Address and telephone number, including area code, of Registrant’s principal executive offices)

Entry into Business Transfer Agreement in Respect of Well Resources Co., Ltd.

On February 27, 2026, LEIFRAS Co., Ltd. (the “Company”) entered into a business transfer agreement (the “Business Transfer Agreement”) with Well Resources Co., Ltd. (“Well Resources”), a company registered in Japan , with respect to Well Resources’ child development support and after-school day care service business (the “Business”).

Pursuant to the Business Transfer Agreement, Well Resources agreed to transfer to the Company the Business operated four facilities located in Miyagi Prefecture, Japan (the “Business Transfer”). The assets to be transferred in connection with the Business Transfer include certain tangible assets, equipment and consumables, and customer information and other information necessary for the operation of the Business. In addition, certain contractual relationships necessary for the operation of the Business, including facility and parking lot lease agreements and user contracts, will be succeeded to by the Company. The Company will not assume any liabilities of Well Resources in connection with the Business Transfer, except as expressly provided in the Business Transfer Agreement. The Business Transfer is expected to become effective on May 1, 2026, subject to the satisfaction or waiver of customary closing conditions set forth in the Business Transfer Agreement.

The foregoing description of the Business Transfer Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the English translation of the Business Transfer Agreement, which is filed as Exhibit 10.1 to this Form 6-K.

The Business Transfer Agreement and the transactions contemplated thereby were approved and authorized by the board of directors of the Company on February 25, 2026.

Exhibit Index

Exhibit No.	Description
10.1	English translation of Business Transfer Agreement by and between Well Resources Co., Ltd. and Leifras Co., Ltd dated February 27, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEIFRAS Co., Ltd.

Date: March 5, 2026	By:	/s/ Kiyotaka Ito
	Name:	Kiyotaka Ito
	Title:	Representative Director and Chief Executive Officer

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